07069770

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from 01/01/2006 to 12/31/2006

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Roper Employee Voluntary Stock Ownership Plan
1507 Broomtown Road
P.O. Box 1408
LaFayette, GA 30728

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Employee Voluntary Stock Ownership Plan

By: Linda Stanfield

Name: Linda Stanfield

Title: Specialist, Comp & Benefit
Human Resources

Date: June 22, 2007

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Roper Employee Voluntary Stock Ownership Plan:

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-01953 and 333-57734) of the General Electric Company of our report dated June 22, 2007, relating to the statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2006 and 2005 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Roper Employee Voluntary Stock Ownership Plan.

KPMG LLP

June 22, 2007

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

December 31, 2006 and 2005

Table of Contents

(i) Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 22, 2007

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

		2006		2005
Assets				
Investments, at fair value (note 3):	$	109,729,406	$	106,133,638
Participant contributions		138,644		137,552
Employer contributions		133,353		132,273
Accrued dividends and interest		159,065		178,152
Total assets		110,160,468		106,581,615
Liabilities				
Payable for excess contributions		42,769		14,917
Net assets available for plan benefits	$	110,117,699	$	106,566,698

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (note 3)	$ 6,260,789	$ (4,008,051)
Dividends	2,885,252	2,818,395
Interest on participant loans	227,209	191,948
Total investment income (loss)	9,373,250	(997,708)
Contributions:		
Participant	3,107,321	3,061,779
Employer	2,875,955	2,795,663
Total contributions	5,983,276	5,857,442
Total additions	15,356,526	4,859,734
Deductions from net assets attributed to:		
Benefits paid to participants	11,772,825	15,406,251
Loan fees (note 1)	32,700	38,050
Total deductions	11,805,525	15,444,301
Net increase (decrease)	3,551,001	(10,584,567)
Net assets available for plan benefits at:		
Beginning of year	106,566,698	117,151,265
End of year	$ 110,117,699	$ 106,566,698

See accompanying notes to financial statements.

(1) Description of Plan

The Roper Employee Voluntary Stock Ownership Plan (the Plan) is a defined contribution plan sponsored by the Roper Corporation (the Company) whose ultimate parent is the General Electric Company (GE). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is the record-keeper.

The following brief description of the Roper Employee Voluntary Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility

The Plan is available to all employees of the company who have worked for 60 consecutive days following their employment commencement date.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund– This fund primarily invests in shares of GE common stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgaged and asset-backed instruments, and money-market instruments. At December 31, 2006, this fund is no longer an investment option for participants.

(c) GE Institutional Strategic Investment Fund (formerly, GE Strategic Investment Fund) – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(d) GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lessor extent, the fund may also invest in foreign securities and debt securities. At December 31, 2006, this fund is no longer an investment option for participants.

(e) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(f) First Eagle Global Fund – This fund seeks long-term growth of capital by investing in a wide range of asset classes from markets in the United States and around the world.

(g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to earnings ratios.

(h) Julius Baer International Equity Fund, Class A – This fund seeks long-term growth of capital by investing in a wide variety of international securities throughout the world, normally excluding the U.S.

(i) Royce Premier Fund – This fund seeks long-term growth of capital by investing in a limited number of equity securities issued by small companies with stock market capitalization between $500 million and $2.5 billion.

(j) PIMCO Total Return Fund – This fund seeks maximum total return, consistent with preservation of capital and prudent investment management by investing primarily in a diversified portfolio of fixed income instruments of varying maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Employees may elect to have up to 14% of their compensation deducted from payroll and contributed to the Plan on a pretax and/or after-tax basis.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,000 and $14,000 in 2006 and 2005, respectively. For other participants, the 2006 and 2005 limits were generally $20,000 and $18,000, respectively.

Employer Contributions

The Company matches employee pre-tax contributions at a rate of 150% of the first 2% and 100% of the next 5%. Company contributions are made on a biweekly basis.

The Board of Directors may elect each year, at its discretion, to allocate a profit sharing contribution. The contribution would be allocated to participants based on years of service in order to determine the base amount. There were no discretionary contributions from the Company in 2006 and 2005.

Participants' Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contribution, and investment earnings thereon. Each participant is entitled only to the benefits that can be provided from that participant's vested account.

Vesting

Participants are immediately fully vested in their contributions as well as the Company's contributions to the Plan and earnings thereon.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 minus their highest outstanding balance of loans from all Company and Affiliate plans during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed four years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to fifteen years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in either a lump-sum amount or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution or maintain his or her vested interest within the Plan. A participant with financial hardships may also withdraw in a lump-sum payment, enough to meet the financial need, subject to certain tax restrictions, as defined in the Plan document.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assts and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. GE Common Stock Fund is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2006 and 2005 are as follows:

	2006		2005	
Common Stock:				
GE Common Stock	$ 92,967,287	*	$ 93,455,402	*
Mutual funds:				
GE Money Market Fund	1,991,483		1,894,316	
GE Fixed Income Fund	—		1,656,904	
GE U.S. Equity Fund	—		1,128,678	
First Eagle Global Fund	2,027,975		995,027	
GE Institutional Strategic Investment Fund (formerly GE Strategic Investment Fund)	1,006,202		833,033	
Julius Baer International Equity Fund Class A	2,310,573		686,884	
Royce Premier Fund	1,472,291		537,536	
American Funds Growth Fund of America	1,866,210		284,810	
PIMCO Total Return Fund	1,667,804		—	
Total Mutual Funds	12,342,538		8,017,188	
Short-term investments:				
Cash and cash equivalents	848,636		874,036	
Participant loans	3,570,945		3,787,012	
Total investments	$ 109,729,406		$ 106,133,638	

* Investment option representing more than 5% of the Plan's net assets

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
GE Common Stock	$ 7,959,889	$ (1,585,359)
Mutual funds	(1,699,100)	(2,422,692)
Total	$ 6,260,789	$ (4,008,051)

Dividends for the years ended December 31, 2006 and 2005 were $2,885,252 and $2,818,395, respectively. Interest from participant loans for the years ended December 31, 2006 and 2005 were $227,209 and $191,948, respectively.

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated August 6, 2002, that the Plan is qualified under the appropriate sections of the IRC. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(7) Plan Termination

Although it has not expressed any intent to do so; the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

Supplemental Schedule

ROPER EMPLOYEE VOLUNTARY STOCK OWENERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	MG Trust Company	Cash and cash equivalents	848,636	$	848,636
*	GE Common Stock	Common stock	2,498,449		92,967,287
*	GE Money Market Fund	Mutual fund	1,991,483		1,991,483
	First Eagle Global Fund	Mutual fund	44,279		2,027,975
*	GE Institutional Strategic Investment Fund	Mutual fund	41,339		1,006,202
	Julius Baer Intl Equity Fund Class A	Mutual fund	54,714		2,310,573
	Royce Premier Fund	Mutual fund	83,369		1,472,291
	American Funds Growth Fund of America	Mutual fund	57,975		1,866,210
	PIMCO Total Retun Fund	Mutual fund	160,165		1,667,804
*	Participant loans	1,437 loans to participants with interest rates of 5.00% to 10.50%			3,570,945
				$	109,729,406

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

END